UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                    ANNUAL REPORT PURSUANT TO SECTION  15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐                       TRANSITION REPORT PURSUANT TO SECTION  15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from        to

Commission file number 1-9595

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Best Buy Retirement Savings Plan

B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BEST BUY CO., INC.

7601 Penn Avenue South

Richfield, Minnesota  55423

BEST BUY RETIREMENT SAVINGS PLAN

NOTE:     All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in
Best Buy Retirement Savings Plan
Richfield, Minnesota

We have audited the accompanying statements of net assets available for benefits of the Best Buy Retirement Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Plan changed its method of presenting participant loans with the adoption of FASB ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota

June 29, 2011

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

	2010	2009

ASSETS:
Participant-directed investments — at fair value	$946,696,266	$803,868,075

Receivables:
Participant contributions	1,777,960	1,669,778
Employer contributions	2,980,262	1,142,936
Rollover contributions	46,016	2,721
Participant loans	46,406,303	35,502,754
Interest and dividends receivable	826,471	775,730

Total receivables	52,037,012	39,093,919

Total assets	998,733,278	842,961,994

LIABILITIES:
Amounts due to brokers for securities purchased	593,969	230,521
Accrued expenses	125,239	114,862

Total liabilities	719,208	345,383

NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	998,014,070	842,616,611

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (Notes 2 and 5)	785,200	5,655,268

NET ASSETS AVAILABLE FOR BENEFITS	$998,799,270	$848,271,879

See notes to financial statements.

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009

CONTRIBUTIONS:
Participant	$96,417,046	$86,759,282
Employer	62,464,157	55,447,802
Rollovers	2,310,454	1,567,588

Total contributions	161,191,657	143,774,672

INTEREST AND DIVIDEND INCOME	14,910,739	16,520,332

NET REALIZED AND UNREALIZED APPRECIATION IN FAIR VALUE OF INVESTMENTS (Note 3)	42,003,580	152,987,967

TRANSFER IN OF ASSETS FROM PACIFIC SALES PLAN	4,397,705	—

Total additions	222,503,681	313,282,971

BENEFITS PAID TO PARTICIPANTS	(70,570,693)	(70,046,676)

ADMINISTRATIVE EXPENSES	(1,405,597)	(1,330,975)

Total deductions	(71,976,290)	(71,377,651)

INCREASE IN NET ASSETS	150,527,391	241,905,320

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	848,271,879	606,366,559

End of year	$998,799,270	$848,271,879

See notes to financial statements.

BEST BUY RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

1.                      DESCRIPTION OF THE PLAN

The following description of the Best Buy Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a profit-sharing plan with a “cash or deferred” salary reduction savings arrangement intended to qualify under Internal Revenue Code (the “Code”) § 401(k). Eligible employees of Best Buy Co., Inc. and subsidiaries (the “Company”) may participate after reaching the age of 18 and completing a minimum period of service. Employees will begin participation in the Plan the first day of the month coincident with or following the date the eligibility requirements are met. If an employee is scheduled to work at least 32 hours per week, the employee becomes eligible to participate in the Plan upon completion of 60 days of continuous employment. If an employee is scheduled to work fewer than 32 hours per week, the employee becomes eligible upon completion of at least 1,000 hours of service in a 12-month service period. The Rewards Investment and Finance Committee and Rewards Sponsor Committee have been delegated the Company’s fiduciary and/or administrative responsibilities under the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Plan. The members of the Rewards Investment and Finance Committee and Rewards Sponsor Committee are appointed by the Board of Directors of the Company. JPMorgan Chase Bank N.A. serves as the trustee of the Plan. Aon Hewitt serves as the recordkeeper. The Plan is subject to the provisions of ERISA.

Effective April 8, 2010, the Pacific Sales and Pacific Service Center 401(k) Plan was merged into the Plan. Net assets totaling $4,397,705 were merged.

Contributions — Each year, participants may contribute up to 50% of their pretax annual compensation, as defined in the Plan, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 100% of the participant’s eligible contributions that do not exceed 3% of compensation, plus 50% of eligible contributions that exceed 3% but do not exceed 5% of compensation.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions and the Company’s matching contributions into any of the eighteen different investment funds or into Company stock offered by the Plan.

As of June 29, 2009, the Hotchkis and Wiley Large Cap Value fund was replaced with the American Beacon Large Cap Value fund.

In addition, as of December 15, 2009, the BGI LifePath 2010 merged into the BGI Retirement Fund as it approached its target year.

Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. Effective January 1, 2007, the Plan was amended to adopt a safe harbor matching contribution provision intended to satisfy Section 401(k)(12)(B) of the Code. This provision provides that the participants’ account balances holding such safe harbor matching contributions will be immediately 100% vested. However, the amendment was not intended to change the current five-year graduated vesting schedule for employer matching contributions made for periods before January 1, 2007. Participants will be 100% vested in their non-safe harbor matching contributions five years from the date of their hire or at the time of death, disability, or retirement, provided the person has reached normal retirement age.

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the rate of the prime interest rate plus one percentage point on the first business day of the month in which the loan is processed. Loans require repayment within five years from the loan date, unless the loan is for the purchase of the participant’s primary residence, in which case the repayment term is up to fifteen years. Principal and interest is paid ratably through biweekly payroll deductions.

Payment of Benefits — On termination of service, a participant generally will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, subject to certain Plan restrictions. Participants may also withdraw some or all of their account balances prior to termination, subject to certain Plan restrictions. The Plan states that participants with balance of less than $5,000 are to have accounts distributed within 60 days of Plan year-end. The Plan has undistributed amounts owed to participants that are no longer active employees of the Plan Sponsor in the amounts of $4,084,023 and $3,637,071 as of December 31, 2010 and 2009, respectively.

Forfeitures — Forfeited nonvested accounts are used to either reduce the Company’s matching contributions or to pay Plan administrative expenses in accordance with the provisions of the Plan. The balance of forfeited nonvested accounts as of December 31, 2010 and 2009 was $1,677,300 and $1,046,808, respectively. Administrative expenses and Company matching contributions of $896,757 and $822,824 were paid with forfeitures in 2010 and 2009, respectively.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements and supplemental schedule of the Plan were prepared in accordance with accounting principles generally accepted in the United States of America  (GAAP).

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value, except for the investment contract valued at contract value, as disclosed in Note 5. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value was determined as follows: the net asset values for the Artisan Small-Cap Value Fund, Barclays S&P 500 Equity Index Fund, Marsico Growth Fund, MFS Institutional International Equity Fund, Morgan Stanley Institutional Small Company Growth Fund, PIMCO Total Return Fund, BGI Retirement Fund, American Beacon Large Cap Value Fund and BGI LifePath Funds are determined by the net asset value of the underlying shares. The market value of the Best Buy Co., Inc. Stock Fund is determined by the quoted market price of the underlying shares.

In accordance with GAAP, the Plan’s Statements of Net Assets Available for Benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The Plan’s Statements of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Participant Loans — Loans from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits — Benefits are recorded when paid. At December 31, 2010 and 2009, there were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not been paid.

Administrative Expenses — Certain Plan administration costs were paid through forfeited Company-matching contributions. There were administrative expenses that were paid by the Plan Sponsor during the year.  Effective with the three months ended September 30, 2010, Plan participants with account balances in excess of $500 are charged $15 per quarter to cover Plan administrative expenses.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the Code’s limits. Best Buy Retirement Savings Plan did not have to return any excess contributions paid during 2010 or 2009 that had to be paid back to the Plan.

New Accounting Standards

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends Accounting Standards Codification (ASC), Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption of the Level 3 reconciliation disclosures is not expected to materially affect, the Plan’s financial statements.

ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans — In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at unpaid principal balance plus accrued but unpaid interest. The amendment to ASC in ASU 2010-25 is effective for fiscal years ending after December 15, 2010.  The Plan has adopted this guidance effective December 31, 2010 and has reclassified participant loans of $46,406,303 and $35,502,754 for the years ended December 31, 2010 and 2009, respectively, from investments to participant loans on the Statement of Net Assets Available for Benefits.

3.                      INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 were as follows:

	2010	2009

Best Buy Co., Inc. Stock Fund	$177,325,011	$208,824,891
JPMCB Intermediate Bond Fund*	117,545,972	109,070,526
Artisan Small-Cap Value Fund	92,068,825	73,864,623
MFS Institutional International Equity Fund	84,429,131	70,319,462
PIMCO Total Return Fund	79,620,031	61,798,131
Barclays S&P 500 Equity Index Fund	66,514,254	51,415,512
Marsico Growth Fund	64,753,512	48,453,739

* Nonparticipant directed

During 2010 and 2009, the Plan’s investments (including gains and losses on investments purchased and sold as well as held during the year) (depreciated) appreciated in value as follows:

	2010	2009

Common stock fund	$(23,725,258)	$62,192,465
Registered investment funds	44,330,696	67,813,218
Pooled funds	21,398,142	22,982,284

Net appreciation in fair value of investments	$42,003,580	$152,987,967

4.                      FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We use a three-tier valuation hierarchy based upon observable and non-observable inputs:

Level 1 — Unadjusted quoted prices that are available in active markets for the identical assets or liabilities at the measurement date

Level 2 — Other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly, including:

i.                  Quoted prices for similar assets or liabilities in active markets;

ii.               Quoted prices for identical or similar assets in non-active markets;

iii.            Inputs other than quoted prices that are observable for the asset or liability; and

iv.           Inputs that are derived principally from or corroborated by other observable market data.

Level 3 — Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.

The fair value hierarchy requires the use of observable market data when available. In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level of input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability. The following table sets forth by level within the fair value hierarchy, the Plan’s financial assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2010 and 2009, according to the valuation techniques we used to determine their fair values:

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

JPMorgan Prime Morgan Shares	$—	$2,056,030	$—	$2,056,030
Cash and cash equivalents	2,804,890			2,804,890
Best Buy Co., Inc. common stock	177,325,011			177,325,011
Registered investments:
Domestic stocks	247,288,454			247,288,454
International stocks	84,429,131			84,429,131
Bond fund	79,620,031			79,620,031
Pooled funds — domestic stock funds		188,640,124		188,640,124
Stable Value Fund:
JPMCB Liquidity Fund [1]		46,986,623		46,986,623
JPMCB Intermediate Bond Fund	—	117,545,972	—	117,545,972

Total	$591,467,517	$355,228,749	$—	$946,696,266

1 The Company has changed the presentation of the JPMCB Liquidity Fund within the Plan’s portfolio investments fair value classification disclosure for Plan year ended December 31, 2010.  This investment, which was valued at $36,347,145 as of December 31, 2009, was presented as a Level 1 investment and was classified as Cash and Cash Equivalents, consistent with the nature of the underlying investments. As the JPMCB Liquidity Fund does not trade on an active market, the investment should be classified as a Level 2 investment and has been correctly presented in 2010.

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

JPMorgan Prime Morgan Shares	$—	$2,086,733	$—	$2,086,733
Cash and cash equivalents	1,480,339			1,480,339
Best Buy Co., Inc. common stock	206,738,158			206,738,158
Registered investments:
Domestic stocks	188,853,046			188,853,046
International stocks	70,319,462			70,319,462
Bond fund	61,798,131			61,798,131
Pooled funds — domestic stock funds		126,720,304		126,720,304
Stable Value Fund:
U.S. Treasury notes	454,231			454,231
Cash and cash equivalents	36,347,145			36,347,145
JPMCB Intermediate Bond Fund	—	109,070,526	—	109,070,526

Total	$565,990,512	$237,877,563	$—	$803,868,075

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

JPMorgan Prime Morgan Shares — Classified as Level 2 as investments do not trade with sufficient frequency and volume to enable us to obtain pricing information on an ongoing basis. Market value of JPMorgan Prime Morgan Shares approximates cost as maturities are less than three months.

Cash and Cash Equivalents — Classified as Level 1 as investments are primarily comprised of money market funds and commercial paper with initial maturities of three months or less.  Such amounts are recorded at cost, plus accrued interest, which approximates market value.

Common Stock — Classified as Level 1 as investments are valued at the closing price reported on the active market on which the individual securities are traded.

Registered Investments — Classified as Level 1 as shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Pooled Funds — Classified as Level 2 valued using the net asset value (NAV), based on the value of the underlying assets owned by the Fund less its liabilities, and this difference is then divided by the number of units outstanding.  The investments are classified within Level 2 of the valuation hierarchy because the unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are primarily based on observable inputs. These commingled funds share the common goal of first growing and then later preserving principal and contain a mix of U.S. common stocks, international common stocks, U.S. issued bonds, and cash. The Plan can redeem these investments daily. There are currently no redemption restrictions on these investments.

Stable Value Fund — Classified as Level 2 as investment contracts valued at fair value by discounting the related future payments based on current yields of similar instruments with comparable duration considering the creditworthiness of the issuer. Corporate bonds and government obligations are valued at the bid price or the average of the bid and ask price on the last business day of the year from published sources where available, and, if not available, from other sources considered reliable. The investments are redeemed daily at constant NAV of $1 per unit. It is policy of the investment to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the investment will be able to maintain this value.

5.                      INVESTMENT CONTRACTS

The Stable Value Fund (the Fund) consists of investments in fixed income securities or bond funds and guaranteed investments contracts (GICs). GICs are investment contracts in which the Plan purchases wrap contracts from independent third parties that provide market value and cash flow risk protection to the Plan. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts as it reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the GICs as well as the difference between the GICs’ fair value and contract value, or the adjustment to contract value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•                  Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

•                  Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow

•                  Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

Certain events limit the ability of the Plan to transact at contract value with the insurance company. Such events include premature termination of the contracts by the Plan, divestitures, partial plan termination, bankruptcy, significant layoffs or early retirement incentives, and mergers. The Plan Administrator does not consider any of these events probable. The wrap contract issuers cannot terminate the contracts at a value other than contract value, except under specific circumstances, including termination of the Plan or failure to qualify under specific tax code provisions, material misrepresentations by the Plan Administrator or investment manager, failure by these same parties to meet material obligations under the contract, or other similar types of events.

The average yields earned by the Fund at December 31, 2010, and 2009, are as follows:

	2010	2009

Average yields:
Based on annualized earnings [1]	2.49%	3.33%
Based on interest rate credited to participants [2]	1.98	1.97

1                   Computed by dividing the annualized one-day actual earnings of the underlying investments on the last day of the Plan year by the fair value of the investments on the same date.

2                   In 2010 and 2009, the computation used gross annualized one-day earnings, respectively.

6.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

During 2010 and 2009, the Plan’s stock fund had the following transactions related to the Plan sponsor’s common stock:

	2010	2009

Number of common shares purchased	927,001	1,228,228
Cost of common shares purchased	$35,512,938	$42,233,497
Number of common shares sold	971,687	1,291,832
Market value of common shares sold	$40,431,281	$46,254,898
Cost of common shares sold	$30,980,022	$39,345,238

Certain Plan investments are shares of mutual funds managed by JP Morgan Chase Bank N.A. JPMorgan Asset Management manages the Stable Value Fund. JP Morgan Chase Bank N.A. is the trustee of the Plan. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

7.                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminated, participants would become 100% vested in the Company’s contributions.

8.                      FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated August 6, 2003 that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

9.                      TRANSFER OF ASSETS

The Plan was amended on April 1, 2010 to provide for the merger of the Pacific Sales Plan. Participants of the Pacific Sales Plan became eligible to participate in the Plan as of March 31, 2010.

On March 31, 2010, the Pacific Sales Plan assets were transferred into and merged with the Plan. Assets in the amount of $4,397,705 were transferred into the Plan as a result of the merger. The participants of the Pacific Sales Plan are now participants of the Plan and are subject to full rights and privileges thereof, as provided in the Plan documents.

10.               RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	2010	2009

Net assets available for benefits per the financial statements	$998,799,270	$848,271,879
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(785,200)	(5,655,268)
Deemed loan activity	(688,894)	(431,975)

Net assets available for benefits per Form 5500	$997,325,176	$842,184,636

As of December 31, 2010 and 2009, the following is a reconciliation of changes in net assets available for Plan benefits as presented in these financial statements and Form 5500:

	2010	2009

Increase in net assets per statement of changes in net assets available for plan benefits	$150,527,391	$241,905,320
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,870,068	7,193,311
Deemed loan activity	(256,919)	(100,678)

Net income per Form 5500	$155,140,540	$248,997,953

11.               SUBSEQUENT EVENTS

We have evaluated the effects of events that have occurred subsequent to December 31, 2010, through the filing date of the Form 11-K, and we identified no subsequent events other than those noted below.

Effective January 24, 2011, the Marsico Growth Fund and the Morgan Stanley Institutional Small Company Growth Fund were replaced as investment options by the Harbor Capital Appreciation Fund and the Prudential Jennison Small Company Fund, respectively.

Effective March 18, 2011, the Napster 401(k) Plan was merged into the Plan.  Net assets totaling $6,387,703 were transferred into the Plan.

******

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

BEST BUY RETIREMENT SAVINGS PLAN

(PLAN NUMBER 002)

(EMPLOYER IDENTIFICATION NUMBER 41-0907483)

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

Description of Investment		Current Value

	INTEREST-BEARING CASH	$2,804,890

	REGISTERED INVESTMENT COMPANIES:
	Artisan Small-Cap Value Fund	92,068,825
	PIMCO Total Return Fund	79,620,031
	American Beacon Institutional Equity Fund	46,675,057
	JPMorgan Prime Morgan Shares	2,056,030
	Marsico Growth Fund	64,753,512
	MFS Institutional International Equity Fund	84,429,131
	Morgan Stanley Institutional Small Company Growth Fund	43,791,060

	Total registered investment companies	413,393,646

	BARCLAYS S&P 500 EQUITY INDEX FUND	66,514,254

	BlackRock LIFEPATH RETIREMENT	8,618,247

	BlackRock LIFEPATH 2015	7,008,906

	BlackRock LIFEPATH 2020	9,296,561

	BlackRock LIFEPATH 2025	11,538,265

	BlackRock LIFEPATH 2030	13,997,257

	BlackRock LIFEPATH 2035	16,110,488

	BlackRock LIFEPATH 2040	15,556,146

	BlackRock LIFEPATH 2045	17,973,811

	BlackRock LIFEPATH 2050	22,026,189

	Total pooled funds	188,640,124

	BEST BUY CO., INC. STOCK FUND:
*	Best Buy Co., Inc. Common Stock	177,325,011

	Total Best Buy Co., Inc. Stock Fund	177,325,011

(Continued)

BEST BUY RETIREMENT SAVINGS PLAN

(PLAN NUMBER 002)

(EMPLOYER IDENTIFICATION NUMBER 41-0907483)

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

Description of Investment		Current Value

	STABLE VALUE FUND — JPMorgan:
*	JPMCB Liquidity Fund Variable Rate	$46,986,623
	JPMCB Intermediate Bond Fund	117,545,972

	Total stable value fund	164,532,595

	TOTAL 2010 INVESTMENTS	$946,696,266

*	PARTICIPANT LOANS, 4.25%–11.5% interest rate range and maturity dates range from January 5, 2007 to October 31, 2025	$46,406,303

*                 Denotes party-in-interest.

Note: Cost information is not required for participant-directed investments and, therefore, is not included.

(Concluded)

Best Buy Retirement Savings Plan

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Best Buy Retirement Savings Plan

Date: June 29, 2011	/s/ Susan S. Grafton
Susan S. Grafton
Vice President, Controller and Chief Accounting Officer